News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

0700 (GMT) 16 November 2006

REED ELSEVIER PROVIDES UPDATE ON TRADING

Reed Elsevier today reaffirmed that it is on track to deliver on its targets this year of organic revenue growth of 5% (6% in total) and 10% growth in adjusted earnings per share at constant currencies.

The Elsevier, LexisNexis and Reed Business divisions are performing strongly in generally favourable market conditions. These businesses, which account for over 85% of Reed Elsevier’s adjusted operating profits, are continuing to show encouraging revenue momentum and good underlying margin improvement. The Harcourt Education division has however been impacted by underperformance in the Assessment business and a weak textbook market.

The transition of professional markets towards technology enabled information and solutions is progressing well for Reed Elsevier: forging new and deeper relationships with our customers, widening our product offerings, and enabling us to reach new customers.

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier is performing well in both the Science and Health markets. Subscription renewals have been strong, the second half book publishing programme is going well, and there is continued good growth in online product sales. Underlying operating margins are improving with good revenue growth and further cost efficiency. (Reported margins will be lower than in the prior year due to the currency effect of the weaker dollar hedge rates on subscription revenues and lower margin acquisitions.)

LexisNexis is performing well. Good momentum is seen in subscription renewals and new sales of online information and solutions in US legal and international markets. Strong growth in risk management and higher volumes of patent applications are driving good growth in US corporate and federal markets. Underlying operating margins are improving with the growth in the business and operational gearing.

Harcourt Education overall revenues are expected to be broadly flat on the prior year, against earlier expectations of modest growth, largely due to weaker textbook markets and the underperformance in Assessment. Within the US basal and supplemental textbook markets, Harcourt Education has performed well and ahead of market trends, with a leading share in available state textbook adoptions and good progress in new supplemental publishing. The Assessment business has however been significantly impacted by the operational difficulties and cost overruns in the state contract business. Organisational changes and new leadership are starting to make a difference in Assessment. Overall adjusted operating margins for the Education business will be down (approximately 4 percentage points) on the prior year.

Reed Business is performing well with particularly strong demand in exhibitions. (The net cycling out of biennial shows in the second half reverses the cycling gains in the first half). The magazine and information business is showing overall solid growth with strongly growing online sales outpacing the decline in print. Underlying operating margins are showing good progress through growth in the higher margin exhibition business, increasing profitability of the online business and continued cost efficiency.

Commenting, Sir Crispin Davis, Chief Executive Officer, said:

“The business is performing well despite the issues in Assessment, with good revenue growth and underlying margin improvement across the rest of the business. Of long term significance is the move to online information and solutions in our markets, which is profound and opening up real opportunities for us to add more value to our customers and reach new ones. Combining authoritative content with technology is driving superior outcomes for the research scientist, medical practitioner, lawyer, teacher and business professional. With the growing success of our strategy and a favourable market outlook, the prospects for Reed Elsevier look good.”

This announcement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results, and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

- ends -

Enquiries
Sybella Stanley	Tel: +44 (0) 20	7166 5630
(Investors)
Patrick Kerr	Tel: +44 (0) 20 7166 5646

(Media)

Notes to editors

Reed Elsevier Group plc

Reed Elsevier Group plc is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed Elsevier PLC and Reed Elsevier NV. The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL. In 2005, Reed Elsevier made adjusted profit before taxation of £1,002 million on turnover of £5,166 million. The group employs 36,000 people, including approximately 20,000 in North America. Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery. For further information, please visit the company website www.reedelsevier.com